UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Isabelle Salhorgne

General Counsel, Gas, Renewables & Power

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

Bryn A. Sappington

Paul S. Conneely

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

214-855-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104

1	NAMES OF REPORTING PERSONS: TOTAL S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 45,999,999
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 45,999,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 45,999,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 242,063,899 shares of Tellurian Inc.’s common stock issued and outstanding as of April 26, 2019, as set forth in Tellurian Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the Securities and Exchange Commission on May 8, 2019.

1	NAMES OF REPORTING PERSONS: TOTAL Delaware, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 45,999,999
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 45,999,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 45,999,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 242,063,899 shares of Tellurian Inc.’s common stock issued and outstanding as of April 26, 2019, as set forth in Tellurian Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the Securities and Exchange Commission on May 8, 2019.

The Schedule 13D filed on February 27, 2017 (the “Schedule 13D”) by TOTAL S.A., a société anonyme organized under the laws of the Republic of France (“Total SA”), and TOTAL Delaware, Inc., a Delaware corporation (“Total Delaware” and, together with Total SA, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Tellurian Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on May 11, 2017, Amendment No. 2 filed on February 19, 2019 and Amendment No. 3 filed on April 5, 2019, is hereby amended and supplemented as set forth below by this Amendment No. 4 to the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On July 10, 2019, each of Charif Souki, Martin Houston and Brooke Peterson (each referred to herein individually as a “Director” and collectively, as the “Directors”) confirmed his intent, as a member of the Issuer’s Board of Directors (the “Board”) and subject to the conditions and other legal matters set forth therein, regarding the declaration and payment of dividends to the holders of the Common Stock by executing and delivering to Total Delaware a letter (the “Dividend Letter”), in substantially the form attached hereto as Annex A to the Voting Agreement Amendment (as defined below).

On July 10, 2019, in connection with the delivery of the Dividend Letters, Total Delaware, the Issuer, Tellurian Investments LLC, a Delaware limited liability company (“Tellurian Investments”), and each of Mr. Charif Souki (the Issuer’s Chairman), the Souki 2016 Family Trust, and Mr. Martin Houston (the Issuer’s Vice Chairman) in their capacity as stockholders of the Issuer (collectively, Mr. Charif Souki, the Souki 2016 Family Trust, and Mr. Martin Houston, the “Other Stockholders”) entered into Amendment No. 1 (the “Voting Agreement Amendment”) to the Voting Agreement, dated January 3, 2017 (the “Voting Agreement”), by and among Total Delaware, the Issuer, Tellurian Investments and the Other Stockholders. The Voting Agreement Amendment provides that, in the event any Director ceases for any reason to serve as a member of the Board at any time prior to the expiration date of the Voting Agreement, (i) each Other Stockholder will take all actions within such Other Stockholder’s control relating to its ownership of the Common Stock (including by attending stockholder meetings in person or by proxy for purposes of constituting a quorum, voting all voting securities of the Issuer owned or controlled by such Other Stockholder, executing written consents in lieu of meetings and nominating persons for election to the Board pursuant to the advance notice provisions of the Issuer’s organizational documents) and (ii) the Issuer will take all commercially reasonable actions within its control (including calling Board and stockholder meetings), in each case, to cause the resulting vacancy on the Board to be filled by an individual who has executed and delivered the Dividend Letter to Total Delaware and to cause such individual to be duly elected as a director of the Issuer at the earliest practicable time.

The descriptions of the Dividend Letter and Voting Agreement Amendment set forth above do not purport to be complete and are qualified in their entirety by reference to the Dividend Letter and Voting Agreement Amendment, copies of which are attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Reporting Persons have not entered into any agreement or understanding to act together with any other stockholder of the Issuer for the purposes of acquiring, holding, voting or disposing of the Common Stock. Accordingly, the Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with any other person, and expressly disclaim beneficial ownership of any shares of the Issuer’s Common Stock beneficially owned by any other person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth above in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit No.	Description

99.1	Amendment No. 1, dated as of July 10, 2019, to the Voting Agreement, dated as of January 3, 2017, by and among Tellurian Inc., Tellurian Investments LLC, Total Delaware, Inc., Charif Souki, the Souki 2016 Family Trust, and Martin Houston (including the Form of Dividend Letter attached thereto as Annex A)

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2019	TOTAL S.A.

	By:	/s/ Antoine Larenaudie
	Name:	Antoine Larenaudie
	Title:	Group Treasurer

TOTAL DELAWARE, INC.

By:	/s/ Christophe Gerondeau
Name:	Christophe Gerondeau
Title:	President